EXHIBIT 99.1

Yamana Gold Announces Voting Results From Annual Meeting of Shareholders

TORONTO, April 30, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) herein announces the results of the votes held at the annual meeting of shareholders for the election of directors, the appointment of auditors and the advisory resolution on executive compensation. Detailed results of the votes are presented below.

Voting results for the election of directors are as follows:

Nominee	Outcome of Vote	Votes By Poll
		Votes For	Votes Withheld
John Begeman	Carried	483,688,525	43,827,904
		(91.69%)	(8.31)
Christiane Bergevin	Carried	524,846,889	2,669,540
		(99.49%)	(0.51%))
Alexander Davidson	Carried	384,602,098	142,914,331
		(72.91%)	(27.09%)
Richard Graff	Carried	508,441,235	19,075,194
		(96.38%)	(3.62%)
Kimberly Keating	Carried	523,955,578	3,560,851
		(99.32%)	(0.68%)
Peter Marrone	Carried	507,611,018	19,905,411
		(96.23%)	(3.77%)
Jane Sadowsky	Carried	523,364,332	4,152,097
		(99.21%)	(0.79%)
Dino Titaro	Carried	519,125,524	8,390,905
		(98.41%)	(1.59%)

Voting results for the appointment of Deloitte LLP as auditors are as follows:

Outcome of Vote	Votes By Poll
	Votes For	Votes Withheld
Carried	638,258,667	15,299,811
	(97.66%)	(2.34%)

Voting results for the advisory resolution on executive compensation as described in the Company’s 2020 Information Circular are as follows:

Outcome of Vote	Votes By Poll
	Votes For	Votes Against
Carried	488,069,740	39,446,694
	(92.52%)	(7.48%)

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com